YUKON-NEVADA GOLD CORP. CLOSES
US$25,000,000 SECURED NOTE FINANCING

Vancouver, BC – August 17, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) (the “Company”) is pleased to announce that it has closed a Senior Secured Note financing, issuing US$25,000,000 principal amount senior secured notes (the “Notes”) and 25,000,000 common share purchase warrants (the “Warrants”), raising gross proceeds of US$25,000,000. Each Warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.40 per share for a period of three years following closing.

The Notes have a maturity date of December 31, 2012 and are secured by a charge over all the assets of the Company’s wholly owned subsidiaries, Queenstake Resources Ltd. (“QRL”) and Queenstake Resources U.S.A. Inc. (“Queenstake US”) as well as a share pledge over all shares in QRL and Queenstake US. The Notes will be repaid through monthly cash instalments based on a notional amount of approximately 284,114 shares of SPDR GLD Gold Shares (an exchange listed fund trading on the NYSE and other global exchanges) beginning September 2010. The Company has guaranteed a minimum rate of return of 5% per annum on the aggregate principal amount over the term of the Notes.

The Notes and Warrants are transferable, subject to compliance with Canadian securities laws and neither the Notes nor the Warrants have not been, nor will be, registered under the United States Securities Act of 1933, as amended. The Notes and Warrants are subject to a hold period expiring December 14, 2010.

In connection with the closing, a finder’s fee in the amount of 4% of the gross proceeds raised is payable in shares of the Company.

The proceeds from the sale of the Notes will be used to assist with the development of the Jerritt Canyon Gold Project and for working capital purposes. This will include re-stocking the warehouse with spare parts to assist sustainable plant operation and acquiring plant and equipment toward the re-opening of the SSX-Steer underground mine complex.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email:rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.